EXHIBIT 21.1

TIPPERARY CORPORATION AND SUBSIDIARIES

Corporation	State or Other Jurisdiction of Incorporation
Tipperary Corporation	Texas
Tipperary Oil & Gas Corporation	Texas
Tipperary Oil & Gas (Australia) Pty Ltd	Australia
Burro Pipeline Corporation	New Mexico
Tipperary Queensland, Incorporated	Colorado
Tipperary CSG, Incorporated	Colorado